Securities and Exchange Commission
100 F Street N.E.
Room 1580
Washington, D.C. 20549
Attention: Mara Ransom

May 19, 2020

Re:	SOUTHWESTERN ELECTRIC POWER COMPANY
Registration Statement No. 333-238159

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Southwestern Electric Power Company hereby requests acceleration of effectiveness of the above-captioned Registration Statement to 5:00 p.m. on May 21, 2020, or as soon thereafter as is practicable.

Very truly yours,

Southwestern Electric Power Company

By: /s/ Thomas G. Berkemeyer
Thomas G. Berkemeyer
Assistant Secretary

cc: Kevin Dougherty